

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 3, 2025

Christopher Eperjesy
Chief Financial Officer
Custom Truck One Source, Inc.
7701 Independence Ave
Kansas City, MO 64125

> **Re: Custom Truck One Source, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2022**
> **Form 10-K for the Fiscal Year Ended December 31, 2023**
> **File No. 1-38186**

Dear Christopher Eperjesy:

We have completed our review of your filings. Please note that our decision not to issue additional comments should not be interpreted to mean that we either agree or disagree with your analysis or conclusions regarding your non-GAAP presentation. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Trade & Services